SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

March 11, 2022

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Av. Eduardo Madero 1182

Buenos Aires C1106ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

INDEX

Translation of a submission from Banco Macro to the CNV dated on March 11, 2022.

NOTICE OF SHAREHOLDERS’ MEETING

The Board of Directors of Banco Macro S.A. calls for a General and Special Shareholders’ Meeting to be held on April 29th 2022, at 11:00 AM, to be held at the offices located at Avenida Eduardo Madero 1172, Autonomous City of Buenos Aires, this not being the Company's principal place of business, to discuss the following Agenda:

AGENDA

1)	Evaluate holding the meeting remotely, pursuant to General Resolution No. 830/2020 issued by Comisión Nacional de Valores (Argentine Securities Exchange Commission).
2)	Appoint two shareholders to sign the Minutes of the Shareholders’ Meeting.
3)	Evaluate the documentation provided for in section 234, subsection 1 of Law No. 19550, for the fiscal year ended December 31st 2021.
4)	Evaluate the management of the Board and the Supervisory Committee.
5)	Application of the retained earnings as of December 31st 2021. Please be advised that the income for the fiscal year ended December 31st 2021, expressed in constant currency as of December 31st 2021 reported earnings of AR$ 27,122,495,859.89, and be further advised that there was a negative adjustment on retained earnings as of December 31st 2021 of AR$ 8,920,324,858.06 as a result of registering in income for the previous year the accrued monetary effect with respect to monetary-like line items measured at reasonable value with changes in Other Comprehensive Income (OCI). Therefore, total Retained Earnings are AR$ 18,202,171,001.83, which are to be applied as follows: a) AR$ 3,640,434,200.37 to the Legal Reserve fund; b) AR$ 373,864,100.25 to the Personal Asset Tax on Business Companies (Impuesto a los Bienes Personales Sociedades y Participaciones); and c) AR$ 14,187,872,701.21 to pay a cash dividend and/or a dividend in kind, in the latter case valued at market value, subject to prior authorization of the Central Bank of the Republic of Argentina (BCRA), which amount shall be reserved in a fund to be created as Optional Reserve Fund for Dividends Pending Authorization from the BCRA until such authorization is obtained, delegating on the Board of Directors the necessary powers for it to make available such fund and apply it to the payment of the above mentioned dividend and to determine the date, currency, term and other terms and conditions for the payment thereof in accordance with the scope of the delegation approved by the Shareholders’ Meeting. Figures expressed in constant currency as of December 31st 2021.
6)	Evaluate the remunerations of the members of the Board of Directors for the fiscal year ended December 31st 2021 within the limits as to profits, pursuant to section 261 of Law 19550 and the Rules of the Comisión Nacional de Valores (Argentine Securities Exchange Commission).

7)	Evaluate the remunerations of the members of the Supervisory Committee for the fiscal year ended December 31st 2021.
8)	Evaluate the remuneration of the independent auditor for the fiscal year ended December 31st 2021.
9)	Ratification of the appointment of Mr. Marcos Brito as regular director until the expiration of the designation of the outgoing director Santiago Horacio Seeber, in accordance with the provisions of Section 14 of the Company’s by-laws.
10)	Appoint five regular directors and three alternate directors who shall hold office for three fiscal years to fill the vacancies existing due to the expiration of the relevant terms of office.
11)	Establish the number and designate the regular and alternate members of the Supervisory Committee who shall hold office for one fiscal year.
12)	Appoint the independent auditor for the fiscal year ending December 31st 2022.
13)	Determine the auditing committee’s budget.
14)	Authorize any acts, proceedings and filings aimed at obtaining the administrative approval and registration of the resolutions adopted at the Shareholders’ Meeting.

THE BOARD OF DIRECTORS

NOTES: Be advised that when considering items 1 and 5 of the Agenda, the Shareholders’ Meeting shall be held as a Special Meeting and, pursuant to General Resolution No. 830/2020 issued by the Comisión Nacional de Valores (“CNV GR No. 830”), the Shareholders’ Meeting shall be held remotely through a video conference system, that shall meet the following conditions: (i) ensure free access to the Shareholders’ Meeting by all shareholders entitled to participate and vote thereat, (ii) the Shareholders’ Meeting shall meet the quorum required for special meetings and discuss and decide as first item of the agenda the holding thereof remotely with the same majority as that required to amend the Company’s by-laws; and (iii) allow the simultaneous transmission of sound, images and words throughout the meeting, as well as digital recording of the entire meeting. In this sense, please be advised that (1) the system we intend to use shall be provided by WEBEX and the participants shall be able to join the meeting through a link we shall send together with a meeting access and development guide to all shareholders who communicate their attendance to the Shareholders’ Meeting by email as provided for in paragraph (2) below; (2) Shareholders shall communicate their attendance to the Shareholders’ Meeting through the instruments required under the applicable rules sent by email to the following email address: asambleabancomacro@macro.com.ar by and including April 25th. Save as we shall otherwise direct, and in order to inform the video conference link, we shall use the email address from which each shareholder communicates his/her attendance; (3) for those attending the meeting through proxies or representatives, please be advised that the relevant proxy or authorizing instrument shall be duly certified and sent to the Company by and including April 22nd; (4) Upon joining the Shareholders’ Meeting, the participant shall inform his/her location, the technical mechanisms the participant is using and the following information of the person holding the shares: first and last name in the case of individuals and corporate name in the case of legal entities; ID type and number for individuals or registration data for legal entities, expressly stating the registry and jurisdiction in which they have filed their organizational documents; and domicile, stating type of domicile as well. Shareholders attending the meeting by proxy, shall state the same information. When applicable, Shareholders shall comply with the provisions under Title II, Chapter II, Sections 25 and 26 of the Rules of the Argentine Securities Exchange Commission.  In addition, Shareholders that are companies or other legal entities, either local or foreign, shall inform the name and surname, nationality, real domicile, date of birth, ID or passport number, CUIT, CUIL or other taxpayer ID number or professional registration number of their end beneficiaries.

Be advised that no person declared incompetent under section 10 of the Financial Entities Law No. 21526 and/or under the Revised Text “Financial Entity Authorities” issued by the Central Bank of the Republic of Argentina may be nominated as candidate to hold office as member of the Board or the Supervisory Committee.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 11, 2022

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Chief Financial Officer